UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

National Holdings Corporation

(Name of Subject Company)

National Holdings Corporation

(Name of Person Filing Statement)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

636375206

(CUSIP Number of Class of Securities)

Michael A. Mullen

Chief Executive Officer

National Holdings Corporation

200 Vesey Street, 25th Floor

New York, New York 10281

(212) 417-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Andrew N. Goldman, Esq.

Jeff Stein, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

7 World Trade Center, 250 Greenwich Street

New York, New York 10007

(212) 230-8800

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the proposed acquisition (the “Acquisition”) of National Holdings Corporation (the “Company”) by B. Riley Financial, Inc. (“Parent”) and B. Riley Principal Merger Corp. III, a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to the terms of that certain Agreement and Plan of Merger (the “Merger Agreement”) entered into by and among the Company, Parent and Merger Sub on January 10, 2021.

●	Exhibit 99.1: Your_National Twitter posting dated January 11, 2021
●	Exhibit 99.2: YourNational Facebook posting dated January 11, 2021
●	Exhibit 99.3: National Holdings Corporation LinkedIn posting dated January 11, 2021
●	Exhibit 99.4: National Securities Corporation LinkedIn posting dated January 11, 2021
●	Exhibit 99.5: Comment by Michael Mullen on B. Riley Financial LinkedIn posting dated January 11, 2021
●	Exhibit 99.6: National Holdings Corporation website posting dated January 11, 2021

The information set forth under Items 1.01, 1.02, 5.02, 5.03, 8.01 and 9.01 of the Current Report on Form 8-K filed by National Holdings Corporation (the “Company”) on January 11, 2021 (including all exhibits attached thereto) is incorporated herein by reference.